Dear Facebook Friends (and Friends of Friends)
It's been almost a year now since the pre-production steps to turn a screenplay – From The Playbook Of Johnny – into a feature film got started. A business - Bayview Productions LLC - was formed, locations were scouted, actors were hired, and four promotional trailers were created. Note: if you haven't seen them in a while, go to **www.playbookofjohnny.co**m and view them again. They're pretty good! In the winter and spring of 2025, a business plan was created and a minimum budget of $4 million was determined adequate for our independent movie project. With some screenplay issues behind us, it's now time to take the next big step in getting the movie made. In the next week or so, we will begin a fundraising campaign to allow investors, who would like to be an integral part of this movie, to join our project. We will be using a Wefunder "crowdfunding" platform which will allow large and small ($250 minimum) investors to participate. It's not complicated and will allow all my family, friends, any anyone who just likes the excitement of being an investor in a movie to come along on the ride. Although there is no guarantee, my intent is do everything I can to get a positive financial return for all investors. If that means a limited theatrical run and selling to a streaming company, that is what we will do. If it means changing the script slightly to make it suitable for a faith-friendly network, that is what we will do. Getting your entire investment back PLUS a nice bonus will be my focus. And the agreement is written so that, after all pre-production expenses are paid (actors, directors, distributors, ect.), YOU will receive your investment return before I see any. My pledge is to be a good steward for all investors, large and small. So, stay tuned and be on the lookout for our Pitch Deck to be published on Facebook soon. Any comments that you have will certainly be appreciated. Lastly, I need to provide you with the following disclaimer so that the Securities and Exchange Commission (SEC) and my Hollywood lawyer (Joshua) stay happy with me.

TESTING THE WATERS LEGAL DISCLOSURE

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Link to website and trailers: **www.playbookofjohnny.com**